Exhibit 99.1
Silicom to Participate in 28th Annual
Needham Growth Conference

KFAR SAVA, Israel – January 6, 2026 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that management will participate in the 28th Annual Needham Growth Conference being held on January 13-14 at the Lotte New York Palace Hotel. Management will be available for 1x1 meetings throughout the conference. Investors who wish to request a 1x1 meeting should contact their Needham & Company representative.

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom's solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures. Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. Silicom's long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a "go-to" connectivity/performance partner of choice for technology leaders around the globe. For more information, please visit: www.silicom.co.il

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com